UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 7, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Receptos, Inc.

File Nos. 001-35900 and 333-187737

CF#30509

Receptos, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.1 to Form 8-K filed on December 10, 2013. The application also included a request for an extension of a previous grant of confidential treatment under Rule 406 for information it excluded from Exhibit 10.22 to Form S-1 filed on April 4, 2013, as amended.

Based on representations by Receptos, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1 to Form 8-K filed December 10, 2013	through June 28, 2015
Exhibit 10.22 to Form S-1 filed April 4, 2013	through June 28, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary